FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 7, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. May 2005 Consolidated Revenues Totaled NT$15.4 Billion”, dated June 7, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 7, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

Safe Harbour Notice
Except for statements in respect of historical matters, the statements contained in this Release are "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 3, 2005.

AU Optronics Corp. May 2005 Consolidated Revenues Totaled
NT$15.4 Billion

Issued by: AU Optronics Corp.
Issued on: Jun 7, 2005

Hsinchu, Taiwan, Jun 7, 2005 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated net sales of NT$15,380 million and unconsolidated net sales of NT$15,379 million for the month of May 2005.

Preliminary shipments of large-sized panels(a) for applications such as desktop monitor, notebook PC, LCD TV, and other applications totaled 2.37 million, a 3.4% increase compared to April 2005. Shipments of small- and medium-sized panels decreased by 5.3% M-o-M to total 3.97 million due to product mix change. The Company remains confident that it will be able to achieve its second-quarter 2005 guidance announced on April 26 of unit shipments for both large-sized and small- and medium-sized panels.

Unaudited consolidated revenues for the month of May 2005 increased by 3.1%, while unconsolidated net sales rose 3.3% sequentially. On a year-over-year basis, May 2005 consolidated revenues decreased by 7.7%, while unconsolidated net sales declined by 7.5% .

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches

Sales Report: (Unit: NT$ million)
Net Sales (1)(2)	Consolidated (3)	Unconsolidated
May 2005	15,380	15,379
April 2005	14,913	14,882

M-o-M Growth	3.1%	3.3%
May 2004	16,656	16,631
Y-o-Y Growth	(7.7%)	(7.5%)
January to May 2005	69,130	69,058
January to May 2004	73,994	71,016
Y-o-Y Growth	(6.6%)	(2.8%)

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.
(3)	Consolidated numbers include AU Optronics Corporation, AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corporation (“AUO”) is the world’s third largest manufacturer of large-size thin film transistor liquid crystal display panels (TFT-LCD), dominating approximately 13.6%(1) of global market share and generated net income of NT$168.1Billion (US$5.3 bn)(2) in 2004. AUO currently operates one 6th-generation, one 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab. specializing in low temperature poly silicon TFT and organic LED. Currently the most widely used flat panel display technology, AUO is one of few top-tier TFT-LCD manufacturer globally, able to offer a wide range of small to large sized (1.5”- 46”) TFT-LCD display panels, which puts it in a unique position to service clients of diversified product applications.

(1)	Display Search September 2004 Report
(2)	Unaudited consolidated and converted to USD by using Fed Noon FX Rate dated December 31st, 2004 of NT$31.74 : US$1

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730
Email:yawenhsiao@auo.com